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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
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                                SCHEDULE 14D-1
                            Tender Offer Statement
     Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                              (Amendment No.15)
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                                  HEI, Inc.
                          (Name of Subject Company)
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                             FANT INDUSTRIES INC.
                                   (Bidder)
                   COMMON STOCK, PAR VALUE $0.05 PER SHARE
           (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                        (Title of Class of Securities)
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                                  404160103
                    (CUSIP Number of Class of Securities)
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                               ANTHONY J. FANT
                    PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             FANT INDUSTRIES INC.
                             2154 HIGHLAND AVENUE
                             BIRMINGHAM, AL 35205
                          TELEPHONE: (205) 933-1030
     (Name, Address and Telephone Number of Persons Authorized to Receive
               Notices and Communications on Behalf of Bidder)

                                  Copies To:
                            MICHAEL A. KING, ESQ.
                               BROWN & WOOD LLP
                            ONE WORLD TRADE CENTER
                           NEW YORK, NY 10048-0557
                          TELEPHONE:  (212) 839-5546
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     Fant Industries Inc. hereby amends and supplements its Tender Offer Statement on Schedule 14D-1 (the "Statement") filed with the Securities and Exchange Commission on March 10, 1998 relating to its offer to purchase 11.5% of the outstanding shares of common stock, par value $0.05 per share, of HEI, Inc., a Minnesota corporation (together with the associated common stock purchase rights), as set forth in this Amendment No.15.


ITEM 4)  SOURCE AND AMOUNTOF FUNDS OR OTHER CONSIDERATION.

Item 4 is hereby amended to add the following:

     On April 23, 1998, Mr. Fant signed a commitment letter (the"Commitment Letter") with National Bank of Commerce ("NBC") whereby NBC would make available up to $4 million in line of credit borrowings pursuant to the terms of a margin agreement (which has not, to date, been executed). The Commitment Letter, attached hereto as Exhibit (b) (3), is incorporated herein by reference.


ITEM 11)  MATERIAL TO BE FILED AS EXHIBITS.

Item 11 is hereby amended to add the following:

(a) (23)  Press Release, dated May 21, 1998.

(a) (24)  Letter to Shareholders, dated May 21, 1998.

(b) (3)   Commitment Letter from National Bank of Commerce



                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  May 21, 1998


                              FANT INDUSTRIES INC.


                              By: /s/ Anthony J. Fant
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                                  Anthony J. Fant
                                  President and Chief Executive Officer
                                  Fant Industries Inc.


                                  /s/ Anthony J. Fant
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                                  Anthony J. Fant